Exhibit 22.1

From time to time, the wholly-owned subsidiary of Jacobs Solutions Inc. listed below may (i) issue debt securities fully and unconditionally guaranteed by Jacobs Solutions Inc. or (ii) fully and unconditionally guarantee debt securities issued by Jacobs Solutions Inc.

Subsidiary	Jurisdiction of Incorporation
Jacobs Engineering Group Inc.	Delaware